Exhibit 99.1

XPENG Announces Vehicle Delivery Results for June and First Half 2025

•	34,611 vehicles delivered in June, up 224% YoY

•	Achieved a new record quarterly deliveries of 103,181 units in Q2 2025

•	First-half 2025 deliveries hit 197,189 units, surpassing total deliveries in 2024

•	30,000+ monthly deliveries sustained for eight consecutive months

GUANGZHOU, China, July 01, 2025 (GLOBE NEWSWIRE) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for June and the first half of 2025.

In June 2025, XPENG delivered 34,611 Smart EVs, representing a year-over-year increase of 224% and marking the eighth consecutive month that deliveries exceeded 30,000 units. In the second quarter of 2025, XPENG delivered 103,181 Smart EVs, setting a new quarterly record. This brings XPENG’s total deliveries for the first half of 2025 to 197,189 Smart EVs, surpassing its full-year 2024 total deliveries.

XNGP achieved a monthly active user penetration rate of 85% in urban driving in June 2025. Most recently, XPENG was invited to present its advancements in foundational models for autonomous driving at the 2025 Conference on Computer Vision and Pattern Recognition (CVPR), the sole Chinese automotive company to receive this industry distinction.

On June 19, 2025, XPENG launched its flagship model, XPENG X9, in Indonesia. The Company also announced that the right-hand drive X9 model for the Indonesian market will be manufactured locally in July, marking a crucial milestone in its global expansion roadmap. As of June 2025, XPENG has entered more than 40 countries and regions worldwide.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Shenzhen, Silicon Valley and San Diego. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.